Exhibit 99.1

FORTRESS COVE LIMITED

F-1

J&S ASSOCIATE PLT

(formerly known as J & S Associate)

202206000037 (LLP0033395-LCA) & AF002380

(Registered with PCAOB and MIA)

B-11-14, Megan Avenue II

12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia

Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

FORTRESS COVE LIMITED.

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheet of Fortress Cove Limited and its subsidiary (the ‘Company’) as of December 31, 2023, and the related consolidated statement of operations and comprehensive income, stockholders’ equity (deficit), and cash flows for the period from November 2, 2023 (Inception) through December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from November 2, 2023 (Inception) through December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company incurred a net loss of $19,788 and suffered from a working capital deficit of $19,311 as of December 31, 2023. Management’s evaluation of the events and conditions that gives rise to the substantial doubt that exists about the Company’s ability to continue as a going concern and management’s plans to mitigate this matter are also described in Note 2.

These financial statements do not include any adjustments that that may be necessary to reflect the effects on the recoverability and classification of assets and additional liabilities that may arise if the Company is not able to continue as a going concern. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2024.

Kuala Lumpur, Malaysia

10 October, 2024

F-2

FORTRESS COVE LIMITED

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2023

ASSETS
CURRENT ASSETS
Cash	$10,812
Total Current Assets	10,812

Total Assets	$10,812

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Other payables and accrued liabilities	$28,503
Other payable - related party	1,620
Total Current Liabilities	30,123

Total Liabilities	30,123

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Shares, $1.00 par value, 50,000 shares authorized, 350 shares outstanding as of December 31, 2023*	350
Accumulated deficit	(19,788)
Accumulated other comprehensive income	127
Total Shareholders’ Deficit	(19,311)

Total Liabilities and Shareholders’ Deficit	$10,812

* Giving retroactive effect of reorganization under common control on April 17, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

FORTRESS COVE LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE PERIOD FROM NOVEMBER 2, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023

FORMATION AND OPERATING COSTS	$19,788

LOSS FROM OPERATIONS	(19,788)

PROVISION FOR INCOME TAXES	-

NET LOSS	(19,788)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	127

TOTAL COMPREHENSIVE LOSS	$(19,661)

* Giving retroactive effect of reorganization under common control on April 17, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

FORTRESS COVE LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE PERIOD FROM NOVEMBER 2, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023

	Shares		Accumulated	Accumulated other comprehensive
	Shares*	Capital	deficit	income	Total
BALANCE, November 2, 2023 (inception)	-	$-	$-	$-	$-
Issuance of shares	350	350	-	-	350
Net loss	-	-	(19,788)	-	(19,788)
Foreign currency translation adjustment	-	-	-	127	127
BALANCE, December 31, 2023	350	$350	$(19,788)	$127	$(19,311)

* Giving retroactive effect of reorganization under common control on April 17, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

FORTRESS COVE LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM NOVEMBER 2, 2023 (INCEPTION) THROUGH DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(19,788)
Change in operating assets and liabilities
Other payables and accrued liabilities	17,691
Net cash used in operating activities	(2,097)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from other payable	10,812
Borrowings from other payable - related party	1,970
Net cash provided by financing activities	12,782

EFFECT OF EXCHANGE RATE CHANGES	127

NET CHANGE IN CASH AND RESTRICTED CASH	10,812

CASH, November 2, 2023 (inception)	-

CASH, December 31, 2023	$10,812

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Issuance of shares through the borrowings from related party	$350

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Fortress Cove Limited

Notes to Consolidated Financial Statements

Note 1 — Nature of business and organization

Fortress Cove Limited (the “Company”, or “Fortress”), a British Virgin Islands company incorporated on November 2, 2023 which has no operation. CK Health Plus Sdn Bhd, a Malaysian company (“CKHP”) incorporated on November 23, 2023 in the is in the business of direct sales of wellness products, therapies and services.

On March 19, 2024, the shareholders of Fortress and CKHP completed its reorganization of entities under common control of various shareholders, who collectively owned 100% of the equity interests of the Company prior to the reorganization. Prior to the reorganization, Fortress and CKHP were under common control, as the same group of shareholders held more than 50% of the voting ownership interest of each entity and contemporaneous written evidence of agreements to vote a majority of the entities’ shares in concert exists. Fortress and CKHP are under common control and resulted in the consolidation of Fortress and CKHP which has been accounted for as a reorganization of entities under common control at their carrying values. The financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Note 2 —Summary of significant accounting policies

Going concern

In assessing the Company’s going concern, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. As of December 31, 2023, the Company’s working capital deficit was approximately $19,000, and the Company had cash of approximately $11,000. The Company has experienced losses from operations and negative cash flows from operating activities. In addition, the Company had, and may potentially continue to have, an ongoing need to raise additional cash from outside sources to fund its expansion plan and related operations. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these consolidated financial statements are issued.

If the Company is unable to generate sufficient funds to finance the working capital requirements of the Company within the normal operating cycle of a twelve-month period from the date of these financial statements are issued, the Company may have to consider supplementing its available sources of funds through the following sources:

● other available sources of financing from financial institutions or private lender and related parties; and

● equity financing.

The Company can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and would materially adversely affect its ability to continue as a going concern.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Management is trying to alleviate the going concern risk by securing various financing resources, including but not limited to borrowing from the Company’s shareholders and the possibility of raising funds through a future public offering by its now wholly owned parent company, EUDA Health Holdings Limited (“EUDA”) after the merger (See Note 9). EUDA has committed to providing continuing financial support to the Company and its subsidiary, enabling it to meet its liabilities as and when required for the next twelve months. Accordingly, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation of deferred tax assets, other provisions and contingencies. Actual results could differ from these estimates and differences could be material to the consolidated financial statements.

Foreign currency translation and transactions

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive loss.

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company and its’ subsidiary in Malaysia conduct its businesses and maintain its books and records in the local currency Malaysian Ringgit (“MYR”) as its functional currency.

In general, for consolidation purposes, assets, and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive loss within the statements of shareholders’ deficit. Cash flow is also translated at average translation rates for the period, therefore, amounts reported on the statement of cash flow will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the period:

December 31, 2023

As of December 31 MYR: US$1 exchange rate	4.5903
For the period from November 2, 2023 (inception) through December 31, 2023 MYR: US$1 exchange rate	4.5577

Cash

Cash is carried at cost and represents cash on hand and all highly liquid investments with an original maturity of three months or less.

F-8

Fair value measurement

The Company adopted ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. As of December 31, 2023, there are no assets or liabilities that are measured and reported at fair value on a recurring basis.

Fair values of financial instruments

Financial instruments include cash, other payable and accrued liabilities. The Company considers the carrying amount of short-term financial instrument to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization.

Lease

The Company follows ASC 842 — Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements.

ROU assets represent our right to use an underlying asset for the lease terms and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For leases with lease term shorter then on year, the company elect not to apply the recognition requirements.

Defined contribution plan

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $334 for the period from November 2, 2023 (inception) through December 31, 2023.

The related contribution plans include:

●	Social Security Organization (“SOSCO”) – 1.75% based on employee’s monthly salary capped of RM 5,000; and

●	Employees Provident Fund (“EPF”) –based on employee’s monthly salary, 13% for employee earning RM5,000 and below; and 12% for employee earning RM5,001 and above.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

F-9

Deferred tax is calculated using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is more-likely-than-not of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the period from November 2, 2023 (inception) through December 31, 2023.

The Company recognize interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying consolidated statement of operation. Accrued interest and penalties are included on the related tax liability line in the consolidated balance.

Commitments and Contingencies

In the ordinary course of business, the Company is subject to certain contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and specific facts and circumstances of each matter.

Related party

Party, which can be a corporation or individual, is considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains, and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures. This ASU requires annual and interim disclosure of significant segment expenses that are provided to the CODM as well as interim disclosures for all reportable segment’s profit or loss and assets. This guidance also requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. This guidance is expected to improve financial reporting by providing additional information about a public company’s significant segment expenses and more timely and detailed segment information reporting throughout the fiscal period. The ASU is effective for the Company’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this accounting standard will have on its consolidated financial statements and disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-01, Compensation – Stock Compensation. This ASU clarifies how to determine whether profits interest and similar awards should be accounted for as share-based payment arrangements. The ASU is effective in reporting periods beginning after December 15, 2024, including interim periods within the fiscal year, on a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this accounting standard will have on its consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheet, statement of operation and comprehensive loss and statement of cash flow.

F-10

Note 3 — Other payables and accrued liabilities

Other payables and accrued liabilities consisted of the following as of the date indicated:

	December 31, 2023
Other payables	$13,513	*
Accrued expenses	14,990
Total	$28,503

* $10,594 of other payable converted into a convertible note on January 1, 2024 (See Note 9).

Note 4 — Related party transaction

Other payable - related party

Name of Related Party	Relationship	Nature	As of December 31, 2023

Tan Meng Dong	Shareholder and Director of the Company	Operating expense paid on behalf of the Company	$1,620	*
Total			$1,620

*The balance is unsecured, interest-free and due on demand.

Note 5 — Equity

Fortress is a British Virgin Islands company incorporated on November 2, 2023. The Company’s authorized shares is 50,000 with par value of $1.00. As of December 31, 2023, 350 shares were outstanding giving retroactive effect of reorganization under common control on April 17, 2024.

Note 6 — Income taxes

British Virgin Islands

Fortress is incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Malaysia

CKHP operates under the income tax laws of Malaysia, with tax provisions calculated based on applicable rates on taxable income in accordance with current legislation and practices. Typically, companies incorporated in Malaysia are subject to a unified corporate income tax rate of 24%. Preferential tax rates, tax holidays, and exemptions may apply if certain criteria are met. As of December 31, 2023, CKHP has yet to commence business operations as defined by precedent tax cases. Under Malaysian tax law, since CKHP has not commenced business operations, any expenses incurred prior to the commencement of operations are classified as pre-operating expenses and are not deductible for tax purposes. Consequently, no business losses or capital allowances have been generated or are available for carryforward to future years.

F-11

The provision for income taxes consisted of the following:

For the Period from November 2, 2023 (inception) through December 31, 2023

Current	$-
Deferred	-
Provision for income taxes	$-

The following table reconciles Malaysia statutory rates to the Company’s effective tax rate:

For the Period from November 2, 2023 (inception) through December 31, 2023

Malaysia statutory income tax rate	24.0%
Non-deducible pre-operating expenses	(24.0)%
Effective tax rate	0.0%

As of December 31, 2023, CKHP has yet to commence business operations. Generally, expenses incurred during this period are considered pre-operating expenses and are not deductible for tax purposes. Consequently, no business losses or capital allowances are available for carryforward. Therefore, the tax losses available for offset against future profits as of this date are $0. Additionally, the deferred tax valuation allowance is recorded at $0, reflecting the unrecognized tax benefits due to the Company’s status of not yet commencing operations.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the period from November 2, 2023 (inception) to December 31, 2023.

Note 7 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Malaysia Deposit Insurance System (PIDM) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately $54,000 (RM 250,000) per account.

As of December 31, 2023, $10,594 were deposited with one financial institution in the Malaysia and this balance is covered by deposit insurance. While management believes that this financial institution is of high credit quality, it also continually monitors their credit worthiness.

F-12

Note 8 — Commitments and Contingencies

Contingencies

The Company is not currently a party to any material legal proceedings, investigation or claims. However, the Company may, from time to time, be involved in legal matters arising in the ordinary course of its business. While the Company is not presently subject to any material legal proceedings, there can be no assurance that such matters will not arise in the future or that any such matters in which the Company is involved, or which may arise in the ordinary course of the Company’s business, will not at some point proceed to litigation or that such litigation will not have a material adverse effect on the business, financial condition or results of operations of the Company.

Note 9 — Subsequent events

On January 1, 2024, CKHP signed one convertible note with Madam Chong Ah Kaw, a third party, of approximately $21,800 (RM100,000). This note has an interest of 6% and the maturity date is January 1, 2025. The outstanding note balance shall automatically convert to 3,333 shares of Euda Health Holdings Limited (“EUDA”) on maturity date. As of December 31, 2023, $10,594 were received prior to the execution of this convertible note.

On January 22, 2024, CKHP signed one convertible note with Rosli Bln Abd Latlf, a third party, of approximately $2,200 (RM10,000). This note has an interest of 6% and the maturity date is January 22, 2025. The outstanding note balance shall automatically convert to 333 shares of EUDA on maturity date.

On February 1, 2024, CKHP signed one convertible note with Sarina Binti Md Amin, a third party, of approximately $4,300 (RM20,000). This note has an interest of 6% and the maturity date is February 1, 2025. The outstanding note balance shall automatically convert to 666 shares of EUDA on maturity date.

On March 14, 2024, CKHP signed an agency contract to begin its principal activities, which include the exclusive distribution rights to distribute collagen drinks, supplements, and skincare products in Malaysia, Vietnam, and Indonesia from Guangzhou YOROYAL Medical Technology Co., Ltd. (“Yoroyal”). See May 6, 2024 event below for accounting treatment on this exclusive distribution right in connection with the assets acquisition by EUDA.

On March 15, 2024, Meng Dong Tan, director of the Company (a related party), loaned the Company an unsecured, interest-free loan and due on April 15, 2024 of approximately $76,000 (RM 350,000) for working capital purpose. Approximately $76,000 (RM 349,000) These loans were converted into the share capital of the Company on March 26, 2024.

On March 20, 2024, Kong Wai Peng, un unrelated third party, loaned CKHP an unsecured, interest-free loan and due on March 19, 2025 of approximately $2,000 (RMB 10,000) for working capital purpose.

On March 25, 2024, CKHP signed an agency contract to begin its principal activities, which include the exclusive distribution rights to distribute bioenergy cabins in Malaysia from Guangzhou Beauty Wellness Health Technology Co., Ltd. (“GBHT”). See May 6, 2024 event below for accounting treatment on this exclusive distribution right in connection with the assets acquisition by EUDA.

On April 1, 2024, CHKP signed a novation agreement with a landlord (the “Landlord”) and a transferor (the “Transferor”) to take over a lease from the Transferor for the reminder of the lease term from April 1, 2024 to July 31, 2024. The term of this lease converted to month-to-month basis on August 1, 2024 at the end of the original lease term.

On April 19, 2024, CKHP signed a tenancy agreement with a landlord to lease a premise from May 18, 2024 to May 17, 2025 for a monthly rental payment of approximately $1,400 (RM 6,500).

On April 20, 2024, Lai Kum Weng, director of the Company (a related party), borrowed approximately $21,000 (RM 96,977) from the Company. This loan is an unsecured with 8% interest per annum and due on September 30, 2024.

On May 6, 2024, EUDA, a British Virgin Islands business company entered into a share purchase agreement with certain persons named therein (the “Share Purchase Agreement”) for the acquisition of all outstanding shares of Fortress. Pursuant to the Share Purchase Agreement, EUDA has agreed to acquire the entire issued capital of Fortress for an aggregate consideration of 10,000,000 newly issued ordinary shares (the “Consideration Shares”), valued at $15.0 million. An additional one million ordinary shares (the “Additional Consideration Shares”) will be issued to the persons named in the Share Purchase Agreement if CKHP’s 2024 net income is at least USD 2.0 million and 2025 net income is at least USD 5.0 million. EUDA has agreed to file with the SEC a registration statement for the resale of the Consideration Shares and the Additional Consideration Shares, if any. The acquisition has been closed on May 8, 2024, subject to customary closing conditions. A significant shareholder of EUDA is also a significant shareholder of Fortress. EUDA accounted for the acquisition as the purchase of assets under generally accepted accounting principles in the U.S. Under this method of accounting, the assets of FCL recorded as of the acquisition date at their relative fair values and consolidated with EUDA. The purchase price was allocated to the assets and identifiable intangible assets acquired, and liabilities assumed, based on their relative fair values at the acquisition date. The Company recorded an impairment loss of approximately $14.7 million of the intangible assets on the distribution rights of Yoroyal and GBHT acquired related to the acquisition, as the transaction was recognized as an asset acquisition under ASC 805 rather than a business combination, and the fair value is less than the relative fair value of the identifiable intangible assets. As a result, no goodwill was recorded for the excess value of the consideration transferred over the net assets acquired.

On May 17, 2024, CKHP signed a Sublet Agreement with a landlord and a tenant to sublease a sublet premise from June 1, 2024 to December 31, 2025 for a monthly rental payment of approximately $8,700 (RM 40,000).

On July 1, 2024, Meng Dong Tan, Guohui Zhang, Xin Zhang, Yew Phang Chong, Yew Yen Chong(“the Surrendering Shareholders”) and EUDA entered into a share surrender deed to which EUDA agreed that the number of Consideration Shares that should have been issued to the Surrendering Shareholders should be 8,571,428 in aggregate based on the $1.75 per share price, the closing bid price per share quoted on Nasdaq on May 7, 2024, being the date immediately before the completion date. The Surrendering Shareholders have agreed to surrender an aggregate of fully paid 1,428,572 Consideration Shares to EUDA for no consideration on and subject to the terms herein.

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